

Jason Friedberg · 3rd
Co-Founder at Lunch
Santa Monica, California, United States · **Contact info**

444 connections

 Lunch

 University of Michigan

---

Experience


Co-Founder
Lunch
Jun 2021 – Present · 7 mos


PlayVS
1 yr 1 mo


Product
Apr 2021 – Jun 2021 · 3 mos


Operations
Jun 2020 – Apr 2021 · 11 mos


Operations
Bird
Sep 2018 – Apr 2020 · 1 yr 8 mos

Education


University of Michigan
Bachelor of Arts - BA, Philosophy
2013 – 2017


University of Michigan - Stephen M. Ross School of Business
Bachelor of Business Administration - BBA, Finance
2013 – 2017

Graduated with High Distinction